CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue New York, NY 10010	Telephone: 212 325 2000

November 15, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PortalPlayer, Inc.
Registration Statement on Form S-1
File No. 333-117900

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated November 2, 2004 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated November 2, 2004, as distributed between November 2, 2004 and November 15, 2004 is as follows:

No. of Copies dated November 2, 2004
To Prospective Underwriters	17,485
To Institutions	950
To Statistical and Publicity Services	18

Total	18,453

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

CITIGROUP GLOBAL MARKETS INC.

NEEDHAM & COMPANY, INC.

SG COWEN & CO., LLC

    As Representatives

By: Credit Suisse First Boston LLC

/s/ Cornelius Keane
Cornelius Keane Vice President